October 17, 2008

Mail Stop 4561

Mr. Ephren Taylor
City Capital Corporation
2000 Mallory Lane
Suite 130-301
Franklin, TN 37067

> **Re: City Capital Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2008**
> **Filed 5/1/08**
> **File No. 033-05902-NY**

Dear Mr. Taylor:

We have reviewed your response letters dated September 19, 2008 and October 9, 2008 and have the following additional comments. These comments should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Note 1: History of Operations, page F-10

1.   We note your response to comment 3. Based on the analysis provided, it appears that you are required to furnish financial statements of St. Clair Superior Apartment, Inc. for the year ended December 31, 2006, the nine month ended September 30, 2007 and the comparable period of the preceding fiscal year in accordance with Rule 8-04 of Regulation S-X. Please note that the financial statements of a non-public entity filed to satisfy Rule 8-04 of Regulation S-X are not required to be audited by a PCAOB registered firm. For reference see the Q&A issued on June 30, 2004 by the PCAOB entitled, "Audits of Financial

Statements of Non-Issuers performed pursuant to the Standards of the Public Company Accounting Oversight Board" (http://www.pcaobus.org/Standards/Staff Questions and Answers/2004/06-30.pdf). In addition, please also file the pro forma financial information required by Rule 8-05 of Regulation S-X.

Note 3: Significant Accounting Policies, page F-10

Revenue, page F-12

2.   We note your response to comment 5 and your revised disclosure in the June 30, 2008 10-Q. Please advise us of your basis in GAAP for recording rental income on 1) a basis other than the straightline method and 2) for leases where the tenant defaulted. Please also advise us and disclose in future filings the method used to record other revenue.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Brian F. Faulkner (*via facsimile*)